CAMPBELL ALTERNATIVE ASSET TRUST
                           MONTHLY REPORT - JULY 2009
                                   -----------

                     STATEMENT OF CHANGES IN NET ASSET VALUE
                     ---------------------------------------

Net Asset Value (20,430.163 units) at June 30, 2009            $    30,762,199
Additions of 48.548 units on July 31, 2009                              73,405
Redemptions of (55.704) units on July 31, 2009                         (84,226)
Offering Costs                                                         (23,241)
Net Income - July 2009                                                 151,818
                                                               ---------------

Net Asset Value (20,423.007 units) at July 31, 2009            $    30,879,955
                                                               ===============

Net Asset Value per Unit at July 31, 2009                      $      1,512.02
                                                               ===============

                           STATEMENT OF INCOME (LOSS)
                           --------------------------


Income:
  Gains (losses) on futures contracts:
    Realized                                                   $      (102,695)
    Change in unrealized                                               244,376

  Gains (losses) on forward and options on forward contracts:
    Realized                                                            68,163
    Change in unrealized                                                30,138
  Interest income                                                        2,250
                                                               ---------------

                                                                       242,232
                                                               ---------------

Expenses:
  Brokerage fee                                                         77,845
  Performance fee                                                            0
  Operating expenses                                                    12,569
                                                               ---------------

                                                                        90,414
                                                               ---------------

Net Income (Loss) - July 2009                                  $       151,818
                                                               ===============

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                                 FUND STATISTICS
                                 ---------------

Net Asset Value per Unit on July 31, 2009                      $      1,512.02

Net Asset Value per Unit on June 30, 2009                      $      1,505.72

Unit Value Monthly Gain (Loss)%                                           0.42%

Fund 2009 calendar YTD Gain (Loss)%                                      (7.35)%

To the best of my knowledge and belief, the information contained herein is accurate and complete.



                                  /s/ Theresa D. Becks
                                  -----------------------------------------
                                  Theresa D. Becks, Chief Executive Officer
                                  Campbell & Company, Inc.
                                  Managing Owner
                                  Campbell Alternative Asset Trust

                                  Prepared without audit

Dear Investor,

Investor Risk Sentiment Improves in July...

Contrary to investor fears, global stock market returns in 2009 have fueled improved risk appetite as economic data and corporate earnings support the rally for yet another month. The Trust's trading performance was relatively flat for July, with positive results from long stock and short U.S. Dollar positions being offset by losses incurred from short interest rate positions.

For the first half of 2009, many "trend-following" strategies have struggled to curb losses and eke out small gains in a market environment that is in a classic "consolidation" (trendless and choppy) period. The effect of this consolidation is particularly frustrating for many investors who have already lived through the disappointment that 2007 and 2008 performance results have fostered. Campbell has recently completed the latest of several initiatives to enhance its ability to make money on the offense, and not just play defense and dampen portfolio volatility.

Campbell maintains our commitment to ongoing research initiatives regardless of performance. As a result of the increased speed in the dissemination of market information and growth in market participants, the markets have reflected a greater propensity to shift risk appetite swiftly, with little pause. This shift requires Campbell to improve model agility and capability, to not only diversify by information source and by instrument, but also to diversify by investment style and look-back period. This has been our concentration since the "perfect storm" events of 2007. As newer sub-models (of core constituent models at Campbell) come into production, we can anticipate the benefit of a more dynamic, more nimble portfolio.

We believe that prudent, evolutionary change will lead us out of this lackluster performance era and back to healthier, both relative and absolute, returns for our clients. Campbell's 37-year history in the investment management business speaks to our ability to endure the difficult times and potentially provide rewards for staying the course.

Please do not hesitate to call with questions.
Sincerely,

Terri Becks
President & CEO
Campbell & Company, Inc.
Managing Owner
Campbell Alternative Asset Trust